INVESCO PLC
IMMEDIATE RELEASE 25 JUNE 2007
CONTACT: MICHAEL PERMAN TEL: 020 7065 3942



INVESCO PLC announces that on 25 June 2007 it purchased 150,000 of its Ordinary Shares at a price of 647.6445 pence per share. It is intended that these shares will be held in Treasury. Following the purchase, INVESCO plc holds 820,000 of its ordinary shares in Treasury and has a total of 840,815,195 ordinary shares (excluding shares held in Treasury) in issue.

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